October 15, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

07027593

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel revises forecast for operating results for fiscal 2007"

(April 1,2007-March 31,2008)

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dw 10/29

Kobe Steel, Ltd.
October 15, 2007

Company name: Kobe Steel, Ltd.
Code number: 5406
Listings: Tokyo, Osaka and Nagoya stock exchanges, Japan
Website: www.kobelco.co.jp
President & CEO: Yasuo Inubushi

Kobe Steel revises forecast for operating results for fiscal 2007
(April 1, 2007 - March 31, 2008)

Kobe Steel, Ltd. announces that it has revised its forecast for fiscal 2007, ending March 2008, from the previous forecast made on July 31, 2007 when it announced its first-quarter financial results.

1. Forecast for fiscal 2007 (April 1, 2007 – March 31, 2008)

Consolidated forecast (in billions of yen)

		Net Sales	Operating Income	Ordinary Income	Net Income
New forecast (A)	Half year	1,040	95	75	44
	Full year	2,150	195	150	90
Previous forecast (B)	Half year	1,020	80	60	35
	Full year	2,080	183	140	85
Change (A-B)	Half year	+20	+15	+15	+9
	Full year	+70	+12	+10	+5
% change	Half year	+2.0%	+18.8%	+25.0%	+25.7%
	Full year	+3.4%	+6.6%	+7.1%	+5.9%
FY2006 results	(ended Mar. 2007)	1,910.2	208.6	183.2	109.6

(Half year ended September 30, 2007)

Nonconsolidated forecast (in billions of yen)

		Net Sales	Operating Income	Ordinary Income	Net Income
New forecast (A)	Half year	626	52	49	25
	Full year	1,290	105	85	47
Previous forecast (B)	Half year	620	42	38	17
	Full year	1,260	97	78	42
Change (A-B)	Half year	+6	+10	+11	+8
	Full year	+30	+8	+7	+5
% change	Half year	+1.0%	+23.8%	+28.9%	+47.1%
	Full year	+2.4%	+8.2%	+9.0%	+11.9%
FY2006 results	(ended Mar. 2007)	1,154.7	119.8	116.4	70.9

(Half year ended September 30, 2007)

2. Forecast for fiscal 2007

The new forecast announced today for the half year ended September 30, 2007 anticipates consolidated net sales of 1,040 billion yen, an increase from the previous forecast. In the Iron and Steel segment, steel prices rose on the back of firm demand, and in the Construction Machinery segment sales volume of construction equipment went up owing to the continued strong market.

Operating income for the first half of fiscal 2007 is forecast to rise to 95 billion yen, with ordinary income of 75 billion yen and net income of 44 billion yen. Profits are expected to increase due to improved steel prices and higher sales volume of construction machinery. In addition, the Machinery segment benefited from cost reductions mainly in the engineering field.

In the second half of the fiscal year, the slowdown in the U.S. economy; the higher supply capacity of Chinese manufacturers, which affects the market; and other trends are factors of concern. However, the demand environment covering Kobe Steel's businesses is anticipated to continue being firm both in Japan and overseas. As a result, consolidated net sales for fiscal 2007 are forecast to be 2,150 billion yen, an increase from the previous forecast. Operating income is anticipated to increase to 195 billion yen and ordinary income is to increase to 150 billion yen, with net income to rise to 90 billion yen.

Nonconsolidated net sales for the first half of fiscal 2007 are forecast to reach 626 billion yen, in comparison to the previous forecast. Operating income is forecast to increase to 52 billion and ordinary income is to rise to 49 billion yen. Net income is anticipated to be 25 billion yen. For the full fiscal year, nonconsolidated sales are anticipated to rise to 1,290 billion yen with operating income increasing to 105 billion yen. Ordinary income is to go up to 85 billion yen and net income is forecast to grow to 47 billion yen.

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Email aapress@kobelco.com
Website www.kobelco.co.jp

Media Contact:
Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email aapress@kobelco.com

This forecast is based on available information current as of today. Actual business results may differ considerably due to changeable conditions in the future.

END